SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

July 31, 2007

VIA DHL AND EDGAR

Re:                               Information Services Group, Inc. –
Preliminary Proxy Statement on Schedule 14A, File No. 1-33287

H. Christopher Owings Matthew Benson Anthony Watson William Thompson Division of Corporation Finance Securities and Exchange Commission Mail Stop 3561 100 F Street, N.E. Washington D.C. 20549

Gentlemen:

On behalf of Information Services Group, Inc. (“ISG”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 17, 2007 (the “comment letter”) relating to the Preliminary Proxy Statement on Schedule 14A filed on June 19, 2007.  ISG has also revised the Proxy Statement in response to the Staff’s comments and is filing concurrently with this letter a revised Preliminary Proxy Statement, which reflects these revisions and generally updates certain other information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  Page references in the text of this letter correspond to the pages of the revised Preliminary Proxy Statement.

Cover Page

1.              Please revise the cover page and throughout your proxy statement to delete references to common stock “issued in the initial public offering.”  For example, you state that each stockholder has the right to convert.  Because public investors who purchased in the open market may have conversion rights, please avoid unnecessary references to the initial public offering that may be confusing.

We note that references to the words “issued in the initial public offering” are necessary because ISG’s Amended and Restated Certificate of Incorporation provides that only “IPO Shares” are eligible to vote on the acquisition proposal and demand conversion into a pro rata share of the trust fund.  IPO Shares are defined in this governing document as “shares of Common Stock issued in the initial public offering.”

To address the Staff’s concerns, we supplemented the disclosure to clarify that a stockholder of common stock issued in ISG’s IPO includes any stockholder who acquires shares issued in the IPO through purchases following the IPO, and such stockholder is entitled to conversion rights.

Industry and Market Data, page ii

2.              Please revise to delete all statements indicating that you are not responsible for the accuracy or completeness of the information appearing in the proxy.

The proxy statement does not indicate that ISG is not responsible for the accuracy or completeness of the information appearing in the proxy statement.  Rather, we note that there can be no assurance as to the accuracy or completeness of information included in industry publications, surveys and forecasts, some of which third-party sources are referenced in the proxy statement.  We also disclose that we have not independently verified any of the data from third-party sources, nor ascertained any underlying economic assumptions relied upon therein.  The proxy statement does state that ISG is not aware of any misstatements regarding the industry data in the proxy statement, and the proxy statement does not state that ISG disclaims any responsibility for the accuracy or the completeness of the information appearing in the proxy statement.  We believe the presentation of third party information, from sources with established reputations among professionals interested in the media, communications and information services sectors, is useful to the reader of the proxy statement, and that our discussion of such third party information is helpful to potential investors.

Questions and Answers About the Proposals, page 2

3.              We note your statement that “TPI is well-positioned to take advantage of growth opportunities in the sourcing advisory services industry.”  Any statements contained in your Schedule 14A concerning management’s beliefs, particularly those referencing the future, should be accompanied by information supporting those beliefs or include appropriate qualifying language.  Please revise your disclosure throughout as appropriate.

As requested, we have revised our disclosure to add information supporting management’s beliefs, or include appropriate qualifying language, to the sections entitled “Questions and Answers about the Proposals”, “Summary of the Proxy Statement”, “Business of TPI”, “TPI Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and throughout the proxy statement.  For example, in response to the item cited in the Staff’s comment letter, we draw to the Staff’s attention the revisions made to the disclosure on page 2, in which we indicate the basis for ISG management’s belief, and where we provide a cross-reference to the description of TPI’s business.

Summary, page 10

4.              Please substantiate or delete the statements that “TPI has grown to become the largest independent sourcing advisory firm in the world....distinguished by its comprehensive scope of services; industry expertise; unparalleled proprietary data and market intelligence....”

We have provided support to substantiate these statements.  We have substantiated the statement that TPI was a pioneer in developing the market for sourcing advisory services by referencing a third-party overview of outsourcing advisory firms that made a significantly similar statement.  We have substantiated the statements discussing TPI’s growth, size and distinguishing characteristics by providing the number of engagements and transactions that TPI has performed, its 2006 revenues, and the number of clients it served in 2006.

The Acquisition Proposal, page 11

5.              Please discuss the “certain other conditions” you refer to that are required for completion of the acquisition.

We have revised the disclosure on pages 11 through 12 to clarify the conditions to closing set forth in the purchase agreement.

The Equity Incentive Plan Proposal, page 12

6.              Please clarify whether you intend to issue options under the equity incentive plan regardless of plan approval.

We have revised the disclosure on pages 12 and 86 to clearly state that “stock options and other grants will not be made under the equity incentive plan if the plan is not approved.”

TPI Selected Consolidated Historical Financial Data, page 20

7.              Reference is made to your presentation of EBITDA and the disclosure in footnote (2) on page 21.  Please revise to provide all of the disclosures required by Item 10(e) of Regulation S-K.  In that regard:

We respond to each Staff comment below.

•                  A non-GAAP measure that is calculated differently from EBITDA as described in paragraph (1)(ii)(A) of Item 10(e) of Regulation S-K should not be characterized as EBITDA.  Please revise the title of the non-GAAP EBITDA measure to clearly identify the measure being used and all adjustments.  Refer to Question 14 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” which is available on our website at sec.gov/divisions/corpfinlfagslnongaapfaq.htm (the “Non-GAAP FAQ”).

ISG reviewed Item 10(e) of Regulation S-K, noting that the only item included in ISG’s presentation of EBITDA that could be construed as not falling within this definition is the “loss on extinguishment of debt” in 2006.  ISG will re-characterize its labeling of this non-GAAP measure to “Adjusted EBITDA”, which in combination with the description in footnote 2 on page 21 of the adjustments being applied should provide adequate clarity of this non-GAAP measure.

•                  It appears that you use EBITDA as a non-GAAP liquidity measure.  As such, provide a reconciliation of the non-GAAP measure to cash flows from operating activities.  Refer to paragraph (a)(i)(B) of Regulation S-K.

In considering the purpose for presenting this non-GAAP measure, ISG concluded that while its use of this non-GAAP measure has elements of both a liquidity measure and a performance measure, it is being used primarily as a performance measure. While ISG did consider and disclose the anticipated use of this non-GAAP measure on its ability to service debt and meet working capital requirements (which would imply a liquidity measure), it was also influenced by the fact that this is a proxy statement for a shareholder vote for an acquisition (as opposed to a debt offering) and that debt service is not a primary influencer in the use of this non-GAAP measure by ISG.  Moreover, the primary consideration impacting the conclusion that ISG is using Adjusted EBITDA as a performance measure was its intent to clearly show changes in revenues and cost drivers that affect its operating performance.  ISG respectfully submits that its use of this non-GAAP measure is primarily as a performance measure and as such, has reconciled it to the closest GAAP measure, net income.

•                  Disclose the manner in which management uses the non-GAAP measure to conduct or evaluate its business, the economic substance behind management’s decision to use the measure, the material limitations associated with the use of the measure as compared to the use of the most directly comparable GAAP measures and the manner in which management compensates for the limitations when using the non-GAAP measure.  Refer to Question S of the Non-GAAP FAQ.

As noted above and as disclosed in footnote 2 on page 21, management uses the non-GAAP measure as a performance measure to help show the effect of changes in revenues and cost drivers on its operating performance.  ISG believes that Adjusted EBITDA provides a useful and appropriate perspective on the fundamental health of the company’s business operations unaffected by factors outside the control of operational management. Material limitations associated with the use of the measure as compared to net income primarily are that the cost of capital borrowed (interest expense), the cost of the consumption of intangible assets acquired in acquisitions (amortization expense) and the burden of paying income taxes are all excluded from EBITDA.  While ISG believes that this is by definition always the case with the presentation of EBITDA and well understood by investors, ISG will add the above information to its disclosure of “Adjusted EBITDA” in the amended proxy statement.

•                  Provide cautionary disclosure that the non-GAAP measure may not be comparable to similarly titled measures used by other entities.

ISG has added the disclosure that “Adjusted EBITDA may not be comparable to similarly titled measures used by other entities” in footnote 2 on page 21 of the amended proxy statement.

Please similarly revise your disclosure in footnote (1) in summary unaudited pro forma condensed combined financial information on page 23.  Also, the disclosures required by Item 10(e) of Regulation S-K should be included in TPI management’s discussion and analysis of financial condition and results of operations on page 113 given the reference to EBITDA on pages 117, 119 and 120.

ISG will make consistent modifications to the labeling and disclosure of this non-GAAP measure on page 23 and will clearly cross reference the full disclosures with respect to this non-GAAP measure on page 118 within Management Discussion and Analysis (MD&A) where this non-GAAP measure is first used.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 22

8.              Please present historical and pro forma per share data of ISG and historical and equivalent pro forma per share data of TPI for the following items:

i.                             Book value per share as of the date for which financial data is presented;

ii.                         Cash dividends declared per share for the periods for which financial data is presented; and

iii.                     Income (loss) per share from continuing operations for the periods for which financial data is presented.

Refer to Item 14(b)(10) of Schedule 14A.

We have supplemented the disclosure to include a table “Comparative Per Share Data” on page 23.

Risk Factors, page 24

9.              Please refer to the risk factors appearing on page 29 discussing compliance with investor protection provisions of Sarbanes-Oxley.  Please relocate the information to appear elsewhere in your prospectus, as we believe it is inappropriate to characterize compliance with the investor protection provisions of Sarbanes-Oxley as creating a risk to investors.  If you believe that there is a specific reason for which you may not be able to comply with your regulatory obligations as a public company that would create a material risk to investors, please revise the risk factor accordingly.

We have removed the risk factors discussing compliance with Sarbanes-Oxley.

To complete the proposed acquisition, we will incur a substantial amount of debt...  page 31

10.       Given the substantial amount of debt you will incur, please discuss your sensitivity to interest rate movements.

We have revised the disclosure on page 30 to discuss interest rate movements.

Special Meeting of ISG Stockholders, page 40

11.       We note that shareholders must tender their stock certificates prior to the special meeting in order to convert shares in connection with the merger transaction.  In issuing the following comments, please understand that we are particularly concerned with the procedures that shareholders must follow in electing to convert their shares as well as the timeframe available to them to perfect their rights.  Please address the following:

We respond to each Staff comment below.

•                  Please provide clear disclosure on the cover page, Q&A and summary sections regarding the additional steps that must be taken to elect conversion.  Your revised disclosure should clarify the steps required for holders in “street name” to exercise their conversion rights.  Please also clarify the percentage of shares that are held in “street name.”

We are conscious of the Staff’s concerns with the procedures that stockholders must follow in electing to convert their shares.  Therefore, we have closely followed the conversion procedures of traditional SPACs in which a stockholder who wishes to exercise conversion rights must: (i) affirmatively vote against the business combination, (ii) demand that the SPAC convert the shares into cash, (iii) continue to hold the shares through the effective time of the business combination and (iv) then subsequently tender the stock certificate to the SPAC after the stockholder meeting.  We are supplementally providing the Staff with the relevant disclosure on conversion rights from various other SPAC proxy statements.  We believe our disclosure on conversion rights is comparable to these SPAC examples.

We have revised the disclosure throughout the document to highlight that a stockholder who holds in “street name” will need to instruct their account executive or broker to withdraw the shares from their account and request that a physical stock certificate be issued in their name.  The percentage of ISG shares held in street name is not known to ISG.

•                  Add clear disclosure explaining the reason for requiring shareholders to tender certificates prior to the vote, when there is no guarantee that conversion will occur.

We believe that additional disclosure is not necessary because the proxy statement does not require a stockholder to tender the stock certificate prior to the special meeting.  The proxy statement has been revised to further clarify that certificates need not be tendered until after the special meeting.

•                  Provide clear disclosure as to the minimum amount of time that will be provided between the mailing of the proxy and the date when shares must be tendered for conversion rights.  Explain whether the minimum amount would be sufficient for an average investor to meet the steps required to exercise their conversion rights.

As discussed above, we believe that additional disclosure is not necessary because the proxy statement does not require a stockholder to tender the stock certificate prior to the special meeting.

•                  Provide clear disclosure regarding any costs associated with tendering the physical or electronic shares and any other requirements or steps to elect conversion.

We have confirmed with ISG’s stock transfer agent that such costs are nominal.

•                  We note that these additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion.  Please revise your summary and Q&A to contrast your procedures for conversion with the conversion process of the traditional SPAC, including any fees and steps that would be necessary even if conversions do occur.  Please include a risk factor highlighting the additional steps and differences between your procedures and the conversion feature of a traditional SPAC.  To the extent you have considered whether the additional step may minimize conversions and avoid further indebtedness or possible rejection of the proposed transaction, revise to clarify.  We may have further comment.

As discussed above, we believe that the conversion process discussed in the proxy statement closely follows the traditional SPACs and does not impose additional steps or pose impediments for conversion.

•                  Please explain in greater detail the procedures you will follow assuming a shareholder tenders his shares, the merger is voted down, and you wind up your affairs subject to a subsequent proxy vote.

As discussed above, we believe that additional disclosure is not necessary because the proxy statement does not require a stockholder to tender the stock certificate prior to the special meeting.

The Acquisition Proposal, page 45

12.       Please clearly state that there are not any related parties to the acquisition.

We have revised the disclosure on page 44 to clearly state that the acquisition does not involve any related parties.

13.       Please discuss in greater detail the future operations of TPI given that the officers, directors and principal advisors are not full time positions.

In response to the Staff’s comment, we have supplemented the disclosure on page 44 to explain the roles of the ISG and TPI management teams.

Background of the Acquisition, page 45

14.       Please revise your disclosure on page 47 to more fully discuss why you did not pursue further a business combination with any of the four potential target companies you refer to.  Your current disclosure is vague in this regard.

We have revised the disclosure on pages 46 through 47 to fully discuss each of the four potential targets and the reasons why ISG did not further pursue a business combination with them.

15.       We note disclosure on page 48 indicating that various discussions took place between ISG representatives and Monitor Clipper Partners representatives on various subjects including the ISG IPO, the background of its principals and the process for obtaining stockholder approval of a transaction as well as the TPI financials and ownership structure.  Please revise to discuss in more specific detail the nature of these discussions.  Further disclose how these discussions contributed to the transaction.

We have revised the disclosure on pages 47 through 48 to describe the discussions between ISG’s representatives and representatives of Monitor Clipper Partners.  Further disclosure has been added regarding the nature of the discussions and how these discussions contributed to the transaction.

16.       Please revise to further discuss the role of PricewaterhouseCoopers LLP in the transaction.

We supplemented the disclosure on page 48 to further discuss the role of PricewaterhouseCoopers LLP.

17.       Please discuss the material findings of the New England Consulting Group in its work performed on TPI.

We have revised the disclosure on page 49 to discuss the material findings of this consultant.

ISG’s Board of Directors’ Reasons for the Approval of the Acquisition, page 50

18.       We note the factors you have provided here, however, it is unclear how those factors supported your decision to recommend the transaction For example, your disclosure that “TPI has a world class reputation with talented, knowledgeable advisors” does not adequately address how this factor assisted you in recommending the transaction.  Please revise to disclose the risk and benefit of each factor as it relates to your prospects.

In response to the Staff’s comment, we have revised and supplemented the disclosure to provide greater clarity on the relevant risks and benefits of each factor and how they supported the ISG Board of Directors’ decision to approve the acquisition.

19.       Please revise your discussion on page 53 to address the board’s consideration of Indebtedness, future interest payments and the financing commitment contemplated by the proposed transaction.  Please advise if you do not believe these were negative factors.

We supplemented the disclosure on page 53 to reflect the ISG Board of Directors’ consideration of the indebtedness required to finance the acquisition.

Opinion of Evercore Group L.L.C., page 55

20.       Please provide us with a copy of the board books and any other materials distributed by Evercore Group to assist the board in evaluating the transaction.

In response to the Staff’s comment, we are supplementally providing the Staff the Evercore presentation distributed to the ISG Board members for the April 24th meeting when the acquisition was approved.

21.       We note your disclosure that the board determined that the acquisition is fair to and in the best interests of ISG and its stockholders and that Evercore delivered an opinion to that effect.  We also note that you encourage shareholders to read the opinion.  Please revise to delete statements limiting shareholders’ reliance on the fairness opinion or, alternatively, provide an analysis explaining why you believe it is appropriate to both limit shareholders’ reliance and describe the opinion in connection with the board’s evaluation and recommendation.

We note that the ISG Board of Directors determined that the acquisition was fair to and in the best interests of ISG and its stockholders on page 50.  In making this determination, the Board considered many factors, one of which was its receipt of an opinion from Evercore.  Evercore’s opinion provides “the Consideration to be paid in the Transaction is fair, from a financial point of view, to the Company”.  Evercore’s opinion did not address whether the acquisition was fair to or in the best interests of ISG stockholders on page 55.  As consideration is neither paid to nor paid by ISG stockholders, Evercore’s opinion as to the fairness of the consideration paid is addressed to ISG’s Board.  However, ISG believes that the disclosure of the opinion is relevant to stockholders in understanding how the Board reached its determination even though the opinion is not addressed to the stockholders.  Accordingly, ISG does not believe that any changes to the disclosure are necessary.

Peer Group Trading Analysis, page 57

22.       Please further explain how the companies were identified for comparison in this transaction.

We supplemented the disclosure on page 58 to note that all the selected peer group companies represented consulting or advisory businesses, the operations of which Evercore deemed to be similar to the operations of TPI.

Representations and Warranties, page 64

23.       We note your disclosure that the representations and warranties contained in the purchase agreement have been made solely for the benefit of the other parties to the transaction and that stockholders should not rely on the representations and warranties as characterizations of the actual state of facts.  Please revise your disclosure to remove these statements.

We have revised the disclosure to remove such statements.

Debt Financing, page 69

24.       Please disclose the material terms of any financing you have obtained, including, but not limited to (a) the interest rate formula; (b) security interests granted; (c) debt covenants and acceleration provisions; and (d) any assurances or conditions required before entering into the financing commitment.

We have revised and supplemented the disclosure on page 63 under the heading “Financing for the Acquisition” to fully discuss the material terms of the debt financing commitment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 75

25.       Please revise footnote (K) on page 82 to clarify if the adjustment relates to termination and compensation agreements entered into as part of the acquisition agreement.  If the adjustment is not related to termination and compensation agreements entered into as part of the acquisition agreement, please tell us why the adjustment is appropriate.  Refer to paragraph (b)(6) of Article 11 of Regulation S-X.

The pro forma adjustment described in footnote (K) on page 82 reflects compensation adjustments directly attributable to the acquisition which are factually supportable and are expected to have a continuing impact on the results of operations of the company.  These pro forma adjustments are supported by revisions to employment agreements entered into as part of the acquisition, positions that have been identified internally by management for which salary reductions have been or will be implemented, or for positions that have been or will be eliminated at closing.  We believe these adjustments are in accordance with paragraph (b)(6) of Article 11 of Regulation S-X.

26.       Please revise footnote (M) on page 83 to state whether the assumed interest rate reflects current interest rates or the rate for which you have a commitment.  If actual rates in the transaction can vary please disclose the effect of a 118 percent variance in the interest rates.

We have supplemented the disclosure in footnote 2 “Pro Forma Adjustments” section (M) on page 83 to discuss the effect of a 1/8 percent variance in interest rates.

27.       Please disclose weighted average shares outstanding and earnings per share data of ISO on a historical basis in the unaudited pro forma condensed combined statements of operations on pages 77 and 78.

We have added the historical weighted average shares outstanding and earnings per share data of ISG on page 77 and 78.

28.       Please disclose the factors that contributed to a purchase price that result in the recognition of goodwill in purchase price allocation in Note 3 on page 83.

As discussed in detail in our response to comment 29, ISG followed the guidance outlined in SFAS 141 to identify the existence of any identifiable intangible assets related to this transaction.  In doing so, ISG’s management held discussions with TPI’s management regarding the possibility of whether intangible assets existed and reviewed in detail each of the possible intangible assets to determine if further analysis was warranted.  As exhibited in the preliminary purchase price allocation in Note 3 beginning on page 83, these identifiable intangible assets when combined with tangible assets and the agreed upon purchase price result in the recognition of goodwill.

ISG believes that the recognition of goodwill in the purchase price allocation is supported by a number of important factors.  TPI operates in a sector that has been affected positively by the continuing trend toward globalization across most industries.  The trend toward globalization has fostered a growing need for major companies to expand their operations and become more efficient.  As a leading provider of global advisory services, TPI is positioned to benefit from the strong demand for expert support required to successfully implement and manage insourcing, outsourcing, offshoring and shared services solutions for major global companies.  The number of large and midsized firms adopting some type of sourcing program has increased significantly during the past ten years.  During 2006, less than one-half of these companies utilized the services of independent professional sourcing advisory firms such as TPI which offers TPI significant room for market penetration.  Because of strong organic growth, during its eighteen years as a privately held company, TPI has grown with compound annual growth rates routinely exceeding 15%.  As TPI continues to expand in the United States and internationally, it has a growing need to enhance its product and service offerings, improve its profitability as well as expand its geographic reach.  These needs will require the infusion of new executive management skills such as those possessed by the ISG management team.  ISG management has extensive experience successfully leading major corporations, expanding businesses internationally and introducing new products and services.  ISG management has expertise in syndicated and data driven business models which will complement TPI’s current service offerings.  Adding more data based and data driven revenue streams will significantly enhance TPI’s profits and the predictability of its revenue streams.  ISG management will actively lead the globalization of existing and new TPI services which is expected to contribute to additional revenue expansion in the near, medium and longer terms.  In addition, ISG management has a proven track record of implementing stringent management approaches and disciplines which will enhance TPI’s service delivery and quality as well as improve productivity and lower costs.  It is expected that the application of more rigorous management of TPI’s operations will yield margin expansion which will facilitate important reinvestment in the business as well as margin improvement for investors.

We have added supplemental disclosure of the above factors on pages 84 through 85 of the proxy statement.

29.       Please disclose the significant assumptions used to estimate the fair value of intangible assets disclosed in Note 3 on page 83.  Also, please consider providing a sensitivity analysis for a change in the allocation of the purchase price to intangible assets and/or estimated lives which may produce different outcomes.

ISG management followed the guidance outlined in SFAS 141 to identify the existence of any identifiable intangible assets related to this transaction.  ISG held discussions with TPI’s management regarding the possibility of whether intangible assets existed that related to (a) marketing related intangible assets, (b) customer related intangible assets, (c) artistic related intangible assets, (d) contract based intangible assets and (e) technology-based intangible assets.  Based upon these initial meetings, ISG has identified the potential for intangible assets related to:  customer relationships, backlog, covenants not-to-compete, trademark and trade name, software and databases.  ISG also noted that the identification of these intangible assets was consistent with TPI’s historical identified intangible assets recorded as part of a past acquisition of a similar advisory services company.  ISG has reviewed in detail each of the possible intangible assets to determine if further analysis was warranted.

ISG discussed customer-related intangible assets in detail with TPI’s management.  The value of the customer relationships was estimated utilizing the income approach, specifically the multiple period excess earnings method.  The excess earnings analysis consisted of discounting to present value the forecasted cash flows attributable to the customer relationships, with consideration given to historical customer contract attrition, the importance of existing customer relationships to TPI’s business plan, operating margins, contributory asset charges for the use of supporting assets and income taxes.  The selected discount rate was based on consideration of their Weighted Average Cost of Capital (WACC), Internal Rate of Return (IRR) for the transaction as well as the risk and return characteristics of this intangible asset compared to all other assets in the form of a Weighted Average Return Analysis (WARA).

ISG valued the backlog related to TPI’s revenue streams based upon the contractual nature of the backlog.  TPI again used the income approach, specifically the excess earnings method, to discount back to present value the cash flows attributable to the backlog based on consideration of their WACC, IRR and WARA, as well as the risk and return characteristics of this intangible asset.  The approach consisted of discounting to present value the forecasted cash flows attributable to the backlog, with consideration given to operating margins, asset charges for the use of supporting assets and income taxes.

ISG notes those customer relationships and the related customer contracts or backlog represent distinct intangible assets with distinct useful lives in which the pattern of economic consumption differs.  For valuation purposes, TPI considered the relationships to be inclusive of the backlog; thus to arrive at the value of the customer relationships only, the revenue related to the backlog was removed.

ISG discussed marketing-related intangible assets in detail with TPI’s management and concluded that the TPI trademark and trade name would continue to have significant value post acquisition as the combined company would continue to conduct business under the TPI name.  The value of the TPI trademark and trade name was estimated utilizing the income approach, specifically the relief-from-royalty method.  ISG utilized royalty market data to determine a reasonable royalty rate for the TPI trade name, with due consideration given to the nature of services provided by TPI, the history of the brand and current status in the market, profitability, and the outlook of the sourcing industry.  This royalty rate was then applied to TPI’s forecasts and discounted to present value after considering taxes.  The selected discount rate was based on consideration of their WACC, IRR and WARA, as well as the risk and return characteristics of this intangible asset.

ISG also discussed the possible value of any non-compete agreements with TPI’s employees and management team and concluded that, due to the nature of TPI’s business and the number non-compete agreements in place, the value was significant.  Utilizing the income approach, the value was derived by contrasting two distinct scenarios; one for cash flow generated by TPI with the covenants in place and one for cash flow without the covenants in place.  In considering the economic reality of the covenants, an array of factors were considered, including but not limited to the; (i) strength of the TPI brand in various regions, (ii) ability of advisor(s) to take customer relationships with them, (iii) likelihood of advisor(s) leaving to start their own firm or join a competition, and (iv) barriers to competition in different regions.  Additional sales/marketing and recruiting expenses were deducted to encapsulate additional expenses TPI would require to remain competitive in the region and/or re-hire an additional advisor(s) to maintain the existing business.  The selected discount rate was based on consideration of their WACC, IRR and WARA, as well as the risk and return characteristics of this intangible asset.

ISG further identified assets that relate to stored, proprietary market data in the form of databases.  These databases are developed and deployed internally and made accessible via internally developed proprietary software.  These databases contribute to TPI’s revenue stream both directly and indirectly.  ISG estimated the value of one of these databases utilizing the income approach, specifically the multiple period excess earnings method.  This method was applied as it was determined that this database generated a distinct revenue stream for TPI.  The excess earnings analysis consisted of discounting to present value the forecasted cash flows attributable to the database, with consideration given to their relative percentage of total forecasted revenue, the importance of these databases to TPI’s business plan, operating margins, contributory asset charges for the use of supporting assets and income taxes.  The selected discount rate was based on consideration of their WACC, IRR and WARA, as well as the risk and return characteristics of this intangible asset.  ISG estimated the value of the other databases utilizing the cost approach, specifically the replication cost method, which is the cost and time needed to develop and recreate the databases with consideration given to the required hours or number of full-time equivalent years and the average hourly rates or annual salary to do so.

ISG determined that TPI also has a small portfolio of intangible assets related to internally deployed technology and software used for the administration of the company.  ISG concluded that these assets would continue to have value post acquisition because the combined company would continue to utilize them to conduct business and because ISG does not have any comparable assets deployed that could replace them.  ISG estimated the value of the internally deployed technology by utilizing the cost approach, specifically the replication cost method, which is the cost and time needed to develop and redeploy the technology with consideration given to the required hours or number of full-time equivalent years and the average hourly rates or annual salary to do so.  ISG also estimated the cost to purchase or re-license the software today and included these costs in the total estimate of the vale of the internally deployed technology.

Finally, ISG respectfully submits that disclosing the aforementioned assumptions in the notes to the pro forma financial statements or performing a sensitivity analysis on the numerous variables and assumptions outlined above and/or their estimated lives would not be practicable, nor would it provide meaningful information to a clear understanding of the pro forma financial statements.  However, if any of the more significant underlying facts and circumstances related to the assumptions made above were to change, management may feel compelled to revisit the analysis to ensure that the resulting values are supported.

Adjournment Proposal, page 92

30.       Please revise, here and elsewhere, to clearly indicate that in no event will you seek adjournment which would result in your soliciting of shares, having a shareholder vote, or otherwise consummating a merger transaction after your termination date.  Alternatively, please advise why no revision is necessary.

We have revised the disclosure on page 93 to state that in no event will ISG solicit proxies, have a stockholder vote, or otherwise consummate a business combination after the termination date for the SPAC.

ISG Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 97

Liquidity and Capital Resources, page 97

31.       Please revise to provide a discussion of changes in cash provided or used by operating, investing and financing activities.  Additionally, please provide a discussion of your redeemable common stock since it could potentially result in a material decrease in your liquidity.  Refer to Item 303 of Regulation S-K.

We have supplemented ISG’s MD&A section “Liquidity and Capital Resources” on pages 98 through 100 to discuss changes in cash provided or used by operating, investing and financing activities, as well as ISG’s redeemable common stock.

32.       Please clearly state whether you have violated any of the debt covenants indicated.

We have supplemented the disclosure under “Liquidity and Capital Resources” on page 100 to state that ISG has not violated any debt covenants since inception.

TPI’s Strengths, page 102 (TPI Business Description)

33.       Please balance your disclosure with a discussion of the challenges facing TPI.

We have supplemented the disclosure under the heading “TPI’s Strengths” on page 104 to provide a reference to the “Risk Factors—Risks Related to TPI’s Business and Industry” section of the proxy statement and a description of the prevalent risks of TPI’s business.

TPI’s Strategy, page 103

34.       Please revise your disclosure throughout this section to delete the promotional statements regarding TPI.  Further provide support for all qualitative and quantitative information appearing in this section and in the Management’s Discussion and Analysis section beginning on page 113.  For example, we note the following:

•                  TPI possesses databases...including over 2,500 separate TPI engagements and 600 outsourcing transactions representing a cumulative TCV of approximately $250 billion;

•                  In 2006, TPI advised on over 25 percent of the TCV for global commercial outsourcing contracts awarded with TCV greater than $50 million.

We have revised the disclosure throughout this section to delete promotional statements regarding TPI, and to provide support for qualitative and quantitative information appearing in the sections entitled “Business of TPI” and “TPI Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  We note, in particular, the amendments that we have made to the bullet points under the heading “TPI’s Strategy” beginning on page 104 to delete or revise those statements that could be construed as promotional; to add support for qualitative and quantitative information; or add qualifying language, as appropriate.  In addition, we have made significant revisions to the proxy statement to either delete promotional statements regarding TPI, or to provide support for qualitative and quantitative information, or to amend or add qualifying language, as appropriate, under the subheadings “New TPI Services”, “Proprietary Data and Market Intelligence”, “Clients”, “Sales and Marketing” and elsewhere under the caption “Business of TPI”, and under the headings “Overview of TPI” and “Factors Affecting TPI’s Operating Results.”

TPI Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 113

Results of Operations – The Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004, page 120

Income Tax Expense (Benefit), page 121

35.       Please disclose the nature of uncertain tax matters disclosed on page F-31 and the effect of the reversal of the liability related to these items on your effective tax rate.

TPI entered into a leveraged recapitalization transaction.  The result of this transaction was to convert TPI from an S corporation to a C corporation upon the close of the recapitalization transaction. Accordingly, the statement of income for the year ending December 31, 2004 includes book income from both the S corporation period (January 1 – June 13, 2004) and from the C corporation period (June 14 – December 31, 2004).

The rate reconciliation percentages for 2004 disclosed on page F-33 of the proxy statement were calculated based on the C corporation period book income only.  After considering the intended purpose of the rate reconciliation, TPI has determined that a more appropriate display would have been to reconcile to the full year book income.  If the rate reconciliation percentages are calculated on the full year book income, the revised rate reconciliation would be presented as follows:

Federal Statutory Rate	34.0%
Nondeductible Expenses	0.6
State Income Taxes	0.5
Foreign Taxes	(0.8)
Change in Tax Status	(0.2)
Release of liability related to uncertain matters	(7.6)
Other	1.9
28.4%

In response to the Staff’s specific question about the nature of the uncertain tax matters, as detailed above, the release of reserve in 2004 on a revised basis is now 7.6%.  The 2004 release was due to the reversal of a FAS 5 “best estimates” contingency reserve of $480,000 primarily associated with foreign taxes on TPI’s branch operations that TPI had set up in 2003 and in prior years and in 2004 determined was no longer needed due to the filing of foreign tax returns.

TPI has revised the 2004 rate reconciliation disclosure in the notes to their financial statements, included in amended Proxy Statement and has modified the “Income Tax Expense (Benefit)” discussion in MD&A as well.

Liquidity and Capital Resources, page 121

36.       Please revise your discussion of changes in cash provided or used by operating activities to explain in a reasonable amount of detail the underlying reasons for significant changes attributable to working capital items, including prepaid expenses and other assets, accounts payable and deferred revenue.

We have revised the disclosure on pages 122 through 123 to provide more detail with regard to working capital items and the underlying reasons for the changes as requested.

Directors and Executive Officers, page 129

37.       Please revise the biography of Mr. Chrenc to clearly state employment information for the past five years.  Please also revise the biography of Mr. Weissman to discuss the business of Cognizant Corporation.

We have revised and supplemented the disclosure on page 130 to state that Mr. Chrenc has remained retired since 2001 with the exception of certain director positions.  In addition, we have described the business of Cognizant Corporation in the biography of Mr. Weissman on page 131.

Security Ownership of Certain Beneficial Owners and Management, page 135

38.       Please revise your disclosure in footnote (3) to the table to identify those natural person(s) having voting or control power over Fir Tree.

The 13G and 13F-HR, as filed by Fir Tree, Inc. with the Securities and Exchange Commission on February 9, 2007 and May 15, 2007, respectively, do not state who is deemed to be the beneficial owner.

Certain Relationships and Related Party Transactions, page 137

39.       Please clearly indicate whether the related transactions were on terms at least as favorable to the company as those available from unaffiliated parties.

We have revised the disclosure on page 138 to state that ISG has engaged in past transactions with related parties, but all were on terms at least as favorable to ISG as those from unaffiliated parties.

Conflicts of Interest, page 137

40.       The conflict of interest discussion relating to future business opportunities and the part-time nature of the officers, directors and senior advisors should be included in the risk factors section.

In response to the Staff’s comment, we have supplemented the “Risk Factors—Risks Related to the Acquisition” section on page 30 to discuss commitments and potential conflicts of interest for ISG directors and officers.

41.       Please include a more detailed discussion on how you intend to minimize the potential conflicts of interest.

We have supplemented the disclosure on page 140 to discuss ISG’s Code of Ethics and how it supplements the other protections in place to minimize the potential for a conflict of interest.

Proxy Card

42.       Please attach a proxy card for our review.  We may have further comment.

We have submitted a proxy card with the filing.

Financial Statements of Information Service Group, Inc.

Balance sheets, page F-3

43.       Please state separately, in the balance sheet or in a note thereto, any amounts in excess of five percent of total current assets included in prepaid expenses and other current assets.  Refer to Rule 5-02.8 of Regulation S-X.

We have revised Note D “Prepaid Expense and Other Current Assets” to disclose the components of prepaid expense and other current assets.

44.       Please state amounts due to trade creditors separately from accrued expenses.  Refer to Rule 5-02.19 of Regulation S-X.

We have revised the line item descriptions on the balance sheet and cash flow statement, and added footnote disclosure in Note F.

Statements of Stockholders’ Equity (Deficit), page F-5

45.       Please revise to include the date, number of shares of stock, warrants and other equity securities issued and per share or other equity unit amounts for each issuance.  Refer to paragraph 11(d) of SFAS 7.

In response to the Staff’s comment, we have provided the requested additional disclosure on the statement of stockholder’s equity on page F-5.

Note B – Summary of Significant Accounting Policies, page F-8

46.       Please disclose your accounting policy related to deferred acquisition costs.  Please tell us the nature of the costs capitalized.

We have supplemented the footnote disclosure by adding Note E “Deferred Acquisition Costs.”

47.       Please disclose a general description of redeemable common stock including the redemption features and rights of the holders in the event of default.  Refer to Rule 5-02.28(c) of Regulation S-X.  Please explain to us how you are accounting for common stock subject to possible redemption and why your accounting complies with the measurement principles of EITF Topic D98.  In doing so, please tell us:

We have supplemented the disclosure in Note B to include a discussion of “Redeemable common stock.”

Stockholders have no conversion, preemptive or other subscription rights and there are no redemption provisions applicable to the common stock, except that public stockholders have the right to have their shares of common stock converted to cash equal to the conversion price if they vote against the business combination and the business combination is approved and completed.

The accounting for redeemable stock is supported by Financial Accounting Standards Board, Statements of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). Paragraph 9 of SFAS 150 states: “A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.” As ISG would be required to convert all of the shares of common stock issued in its initial public offering into cash only upon the liquidation/termination of ISG’s corporate existence (in ISG’s case, twenty four months from the date of its prospectus), SFAS 150 would lead to the conclusion that ISG’s securities (except as set forth below) would be properly classified as permanent equity rather than as liabilities.

Based on the foregoing, ISG has accounted for its securities as permanent equity except with respect to the percentage (approximately 19.99%) of common stock that may be subject to conversion in connection with a vote for a particular business combination. This percentage is treated as temporary equity because it is the only portion of equity that may be required to be returned in cash if a business combination were accomplished and there was no liquidation.

As discussed under the scope of Topic D-98 “Classification and Measurement of Redeemable Securities”, Rule 5-02.28 of Regulation S-X requires preferred securities and other equity instruments that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.  ISG has decided that the redemption provisions meet the above criteria as the common stock is redeemable at the option of the public stockholder if they vote against the business combination and the business combination is approved and completed.

•                  How you determined the fair value and initial carrying amount of redeemable common stock at the date of issuance;

The public stockholders have the right to have their shares converted to cash equal to the conversion price if they vote against the business combination and the business combination is approved and completed.  The conversion rights do not apply to shares outstanding prior to the IPO.  The actual per-share conversion price will be equal to the amount in the trust account, including a pro rata share of the deferred underwriting discount and net of (i) income taxes payable on the interest income on the trust account and (ii) up to $3 million of interest income earned on the trust account balance, net of income taxes payable on this amount, released to ISG to fund working capital requirements, each calculated as of two business days prior to the consummation of the actual business combination, divided by the number of shares sold in the IPO.  Redemption price is determined at each balance sheet date.

•                  Whether it is probable that the common stock will become redeemable and, if not, why; and

As the security is redeemable at the option of the holder, ISG believes that the option to redeem is probable.

•                  Whether you have recognized any increases or decreases in the carrying amount of redeemable common stock and, if so, how you accounted for the changes.

As discussed above, the actual per-share conversion price will be equal to the amount in the trust account, including a pro rata share of the deferred underwriting discount and net of (i) income taxes payable on the interest income on the trust account and (ii) up to $3 million of interest income earned on the trust account balance, net of income taxes payable on this amount, released to ISG to fund working capital requirements.  At March 31, 2007, the trust account balance of $255,070,144 included $1,020,144 of interest income earned on the trust account available to ISG for working capital requirements. Accordingly, at March 31, 2007, the per share redemption price was $7.85 ($254,050,000/32,343,750 shares) which was the same redemption price at the date of offering.

In addition, if it is not probable the common stock will become redeemable, please disclose why.

ISG has determined that it’s probable that the common stock will become redeemable.

Income tax, page F-9

48.       Please tell us whether you have recognized deferred tax assets and liabilities and related deferred income tax expense or benefits as stated in your accounting policy.  If so, tell us the amount of deferred tax assets and liabilities recognized for each period presented and how deferred tax assets and liabilities are classified in your balance sheets.  In addition, disclose the information required by paragraphs 43 – 48 of SFAS 109 or tell us why disclosure is not required.  If you have not recognized deferred tax assets and liabilities, please tell us why.

We have supplemented the footnote disclosure by adding Note H “Income Taxes” on page F-12 to address the Staff’s comment.

Note C – Offering, page F-10

49.       With cites to relevant accounting literature, tell us your basis in GAAP for measuring the option sold to the underwriters based on cash consideration received as opposed to the fair value of services received or the fair value of the equity securities issued.  Refer to SFAS I23(R).  In addition, tell us whether the value of the option is considered an expense of the offering and the facts and circumstances that support your conclusion.

ISG respectfully advises that it accounted for the sale of the underwriters’ purchase option (UPO) in accordance with EITF 96-18. Following the guidance in Issue 1 of this EITF, the measurement date for the UPO was the date of the public offering. Following the guidance in Issue 2, the UPO equity instrument was accounted for in the same manner as the underwriters’ discount which is paid in cash. In accordance with SAB Topic 5A, such costs were charged against the proceeds of the related offering.

Because the sale of the UPO was accounted for as an equity transaction, there was no financial statement entries resulting from the sale other than to record the receipt of the $100 purchase price.

Note D - Related Party Transactions, page F-11

50.       Please disclose the pertinent rights and privileges of the warrants sold in the private placement including the term and exercise price.  Refer to SFAS 129.

We have revised the footnote disclosure in Note G “Related Party Transactions” on pages F-11 through F-12 to address the Staff’s comment.

Consolidated Financial-Statements of Technology Partners International.  Inc.  and subsidiaries

51.       Please present comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements.  In this regard, it does not appear that net income is equal to comprehensive income for each of the periods presented due to foreign currency translation adjustments.  Please refer to paragraphs 22 - 25 and Appendix B of SFAS 130.

We have revised TPI’s Statements of Stockholders’ Equity (Deficit) on page F-18 so that comprehensive income is displayed with the same prominence as the other financial statements in accordance with SFAS 130.

Consolidated Balance Sheets, page F-15

52.       Please revise to state separately the amounts of accounts receivable from related parties disclosed in Note 13.  Refer to Section A, paragraph 5 of Chapter 1 of ARB 43.

We have revised TPI’s balance sheets on page F-16 to separately state the accounts receivable from related parties as requested.

Note 1.  Business and Organization, page F-20

53.       Please tell us in detail why the transaction with MCP-TPI Holdings, LLC disclosed in the second paragraph qualifies as a financial restructuring recapitalization for which no change in accounting basis is appropriate.  In doing so, please specifically address the scope of SFAS 141 and if relevant the provisions of EITF 88-16.

Background
In February 2004, Monitor Clipper Partners (MCP), a private equity group, entered into discussions with TPI about the possibility of investing in TPI.   The parties negotiated various provisions of the potential investment over the next few months and closed the transaction on June 14, 2004.

Mechanics of the transfer/investment transaction
A series of steps occurred in consummating the investment transaction; however, they occurred all in the same day and effective simultaneously.  All entities involved in the transaction, except for a transitory merger company, were pre-existing “OLDCOs” within the TPI consolidated organization structure. The steps follow:

1.               The assets of TPI Asia-Pacific, LLC (TPI Asia) and TPI Advisory Services Americas, Inc. (TPI Advisory) (both existing, wholly owned, subsidiaries of TPI) were transferred to their parent, TPI.  This included a transfer of the stock of TPI Sourcing Consultants Canada, previously held by TPI Advisors, to TPI.  As a result, all of the assets of the related companies were held by TPI and the subsidiaries held no assets.

2.               TPI Asia was renamed MCP-TPI Holdings LLC (TPI Holdings).  The stock of TPI Advisory was transferred to TPI Holdings.

3.               MCP funded approximately $27 million into MCP Acquisition Co (a transitory merger company).  There were no activities conducted by the transitory merger company that would have given “accounting acquirer” substance to the transitory merger company.  The transitory merger company was merged with and into TPI in exchange for approximately 58% of TPI’s common stock.  Simultaneously, TPI received approximately $33 million in debt financing.  The proceeds of these transactions were then used to simultaneously cash out all non-MCP common stock (with the exception of a portion of McGuire’s common stock) and certain outstanding employee stock options.  McGuire retained approximately 40% of the then outstanding TPI common stock.

4.               The remaining common shares of TPI were exchanged in the merger for shares of new common stock of TPI (held by MCP and McGuire), which were contributed to TPI Holdings.  In exchange, MCP received shares of TPI Holdings Class A-1 Preferred shares and Mr. Dennis McGuire received TPI Holdings Class A-2 Preferred shares.  Their relative voting percentages remained the same, however,

Series A-1 now had a 12% dividend rate and Class A-2 now had a 5% dividend rate.

5.               The TPI shares were then contributed to TPI Advisory, resulting in the final ownership structure:   TPI Holdings, TPI Advisory and then TPI.  TPI Holdings issued the Class A-1 and A-2 shares.  TPI Advisory has no activities, but holds the TPI shares.  TPI holds the operating assets of the company, and certain subsidiaries, and has issued the company’s indebtedness.

These transactions resulted in all previous stockholders of TPI, other than founder and President Dennis McGuire, who owned 70% of TPI prior to the transactions, having their shares purchased for cash and retired by TPI.  All vested stock options were also purchased for cash.   Unvested stock options were converted or “rolled over” into Management Share Units (MSUs) of TPI Holdings.  A portion of Mr. McGuire’s shares were similarly purchased for cash.  All of these purchases were funded with proceeds from new investment by MCP and the issuance of new senior and subordinate indebtedness by TPI.   Mr. McGuire’s common shares which were not cashed out were exchanged for new shares of common stock of TPI.     MCP also received shares of new common stock of TPI in exchange for its shares of common stock in the transitory merger company.  These new common shares of TPI (held by Mr. McGuire and MCP) were contributed to TPI Holdings.    In exchange, MCP received shares of TPI Holdings Class A-1 shares and Mr. McGuire received TPI Holdings Class A-2 shares.  Both Class A-1 and A-2 shares have the right to vote. Their relative voting percentages remained the same, however, Series A-1 has a 12% quarterly share dividend rate and Class A-2 has a 5% quarterly share dividend rate.

These transactions resulted in Mr. McGuire going from a substantial majority owner of TPI (70%) to a holder of approximately 40% of the outstanding ownership of TPI Holdings while MCP owned approximately 58% of TPI Holdings at the date of the transactions and Northwestern Mutual Life, issuer of subordinate debt, held 2% ownership of TPI Holdings.  Mr. McGuire’s continuing investment in the voting shares of TPI (through TPI Holdings) was substantial at the date of the transactions and is still substantial (22% as of March 31, 2007).

Analysis of accounting for the transaction

At the time of the transaction, TPI management considered whether the transaction was within the scope of either EITF Issue No. 88-16, Basis in Leveraged Buyout Transactions or FAS 141, Business Combinations.  In determining whether this literature was applicable, TPI evaluated the nature and form of the transaction in the context of its financial reporting and concluded that it was not in the scope of FAS 141 in as much as an entity had not acquired net assets that constitute a business or acquired the equity interests of another entity and obtained control of that entity. Rather, the transaction constituted a series of treasury stock repurchases/retirements, new capital raising, and new debt financing; all consummated within OLDCOs in the TPI organization structure. In addition, TPI considered that the sole NEWCO used in the transaction did not take on any activities or attributes that would cause that

NEWCO to be an “accounting acquirer”.  In addition, TPI also concluded that the transaction did not fall within the scope of EITF 88-16 in that the form of the transaction did not result in a NEWCO obtaining 100% ownership of the equity interests of TPI (the OLDCO).

After concluding the transaction qualified as a financial restructuring-recapitalization, TPI continued its analysis to determine if SAB Topic 5-J, Push Down Basis of Accounting Required in Certain Limited Circumstances, and EITF Topic D-97, Push-Down Accounting, would apply and whether a “collaborative group” had been formed between Mr. McGuire and MCP. In that regard, TPI considered whether it would be concluded that that group of investors mutually promoted and subsequently collaborate on the control of the company such that they effectively act as one investor.

TPI considered the following factors and the applicable facts and circumstances with regard to the EITF Topic D-97 considerations and concluded that a collaborative group had not been formed:

Independence

MCP and Mr. McGuire (investors) are independent of each other and both are substantive investors.  Their investments in TPI are not contingent upon each other making any other investments, nor do Mr. McGuire and MCP have any other relationship with each other.

Risk of ownership

MCP invested in the transaction at fair value and invested from its own funds and no investor guaranteed the investment of any other investor.  The investors have full risks and rewards of ownership with no limitations on downside risk or upside reward, or any other side benefits or agreements.  The investors have negotiated that there shall be drag-along rights at fair value and tag-along rights at fair value, and concluded that these are reasonable and customary in the context of a privately held company and do not significantly impact the risks and rewards of ownership or value of their shares.  The investors also negotiated that Mr. McGuire’s A-2 shares could not be transferred by him for two years without prior consent of the Board of Managers and concluded that this is reasonable and customary in the context of a privately held company and do not significantly impact the risks and rewards of ownership or value of their shares.

Promotion

In the context of EITF Topic D-97, MCP and Mr. McGuire did not mutually promote the transaction.

Subsequent Collaboration

A number of factors were considered in evaluating whether the continuing shareholder (Mr. McGuire) and the new shareholder (MCP) have agreed to collaborate on the subsequent control of TPI.  Following is a summary of the more significant indicators that this has not occurred at TPI:

•                  MCP and Mr. McGuire vote in proportion to their ownership interest and are free to exercise their voting rights in all shareholder votes.

•                  Mr. McGuire does not have disproportionate or special rights.  Mr. McGuire does not have veto rights and there are no supermajority voting requirements that could result in Mr. McGuire effectively being able to block MCP’s will on corporate governance issues they would otherwise control with a simple majority vote.

•                  Mr. McGuire does not have any guaranteed board seats.  While he has been appointed as an initial Board member, he serves at the pleasure of MCP and could be removed at any time.

•                  The investor’s ability to sell its investee shares is not restricted, except as provided by the securities laws or by what is reasonable and customary in individually negotiated investment transactions for closely held companies.  The investors did negotiate a right of first offer held by the investee on the investor’s shares in the event of a bona fide offer from a third party.

There are no provisions such as veto rights, supermajority approval requirements, voting agreements and other provisions that may cause one to conclude that EITF Topic D-97 collaborative group has been formed among MCP and Mr. McGuire.  As a result of the above, TPI concluded that the transaction with MCP qualified as a leveraged recapitalization and, given the level of continuing ownership by Mr. McGuire and the absence of a collaborative group, push-down accounting would neither be permitted nor required.

Note 2.  Summary of Significant Accounting Policies, page F-20 Revenue Recognition, page F-22

54.       It appears that SOP 81-1 applies to service transactions that are essential to the construction or production of tangible property, such as design, engineering, procurement and construction management services.  Please explain to us why you believe SOP 81-1 applies to your service transactions under fixed fee contracts.  Refer to paragraphs 11 - 14 of the pronouncement.  In addition, please explain to us in detail what consideration you gave to the requirements of EITF 00-21 and how you assessed whether the deliverables in your service contracts represent one unit of accounting versus separate units of accounting.  Finally, please tell us in detail why you believe your revenue recognition policies comply with GAAP citing relevant authoritative literature.  A discussion of your revenue recognition policies in light of criteria discussed in SAB Topic 13 might be useful to our understanding.  Notwithstanding, you should revise your disclosure to clarify the criteria used to determine when revenue is realized or realizable and earned under the terms of your service contracts.

Upon further review of the aforementioned paragraphs of SOP 81-1, TPI management believes Staff Accounting Bulletin Release Topic 13: Revenue Recognition (“Topic

13”) is the primary authoritative literature supporting TPI’s revenue policy for service contracts and not SOP 81-1 as previously indicated in the revenue recognition policy footnote.  However, TPI respectfully submits that had the proportional performance model, as contemplated in Topic 13, been used to recognize revenues this model would have yielded materially, the same financial results in TPI’s historical financial statements. This is in part due to the fact that SOP 81-1 was only applied to 6% of TPI’s revenues and due to the simplistic nature of TPI’s application of SOP 81-1 which was largely consistent with the proportional performance model. TPI will amend the appropriate footnote to cite the proper authoritative guidance, as described in more detail below.

TPI derives revenues from fees for professional advisory services billed on a time and materials basis and to a much lesser degree on a fixed fee or capped fee arrangement as further discussed below, and does not offer multiple products or services.  As a result, TPI’s management believes that its contractual arrangements do not contain multiple products or services as defined in EITF 00-21.

TPI recognizes revenue for services rendered on a project-by-project basis.  TPI’s professional service contracts specify that fees are paid on a time and materials, fixed-fee, or capped-fee basis.  In 2006, approximately 6% of total revenues were contracted on a fixed-fee or capped-fee basis compared to approximately 94% contracted on a time and material basis.

Time and Materials Contracts
Revenues for time and materials contracts are recognized based on the number of labor hours worked by TPI’s consultants at an agreed upon rate per hour and are recognized in the period in which services are performed.  TPI’s management believes this policy complies with the requirements of Topic 13 in that:

•                  Persuasive evidence of an arrangement exists because TPI’s business practice is to develop a written professional services agreement with the customer prior to the commencement of a project.  The written professional services agreement documents the hourly rates for services based upon the scope of the project, staffing requirements, the level of client involvement and the general rules governing the relationship between the parties.

•                  Delivery has occurred or services have been rendered as TPI’s consultants provide consulting services on an hourly basis.  Because TPI’s contract terms typically do not provide for interim deliverables or milestones in order to meet contract obligations for customer payment, TPI substantially accomplishes what it must do pursuant to the arrangement by providing consulting services on an hourly basis.  TPI’s contract termination clauses require client payment for work performed up to the notification date in the event of termination before contract completion.

•                  The seller’s price to the buyer is fixed or determinable, as defined in TPI’s written professional services agreement with the customer.  In addition, TPI’s arrangements typically do not provide for refunds or price adjustments after services are performed.

•                  TPI has a credit worthiness verification policy to ensure collectibility is reasonably assured. Provisions are made based on past experience for estimated uncollectible amounts.

Fixed-Fee or Capped-Fee Contracts
While management believes revenues from fixed-fee or capped-fee arrangements to be material to the financial statements in the filing under review, TPI acknowledges that such revenues are small relative to total revenues.  For example, in 2006 only 6% of total revenues were contracted on a fixed-fee or capped-fee basis.

As indicated within Topic 13, revenue should be “recognized systematically over the periods that the fees are earned”. This is elaborated on in footnote 40 that states “a systematic method would be on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, in which case that pattern should be followed”.

In most cases, TPI’s fixed-fee or capped-fee contracts do not require acceptance of interim deliverables or performance milestones as a condition to bill the customer and/or receive customer payments. In the event of a dispute, the professional services agreement allows the customer to withhold that portion of the payment related to the dispute but requires payment of the remainder of the invoice.  In all cases our contracts state that the customer is obligated to pay for all services rendered in the event of early termination.  As a result, these contracts essentially function the same as TPI’s time and materials contracts.

Conclusion

Furthermore, because TPI’s obligations under fixed-fee, capped-fee or time and materials contracts are met as consultants incur labor hours on such projects, TPI’s management believes revenues from such contracts should be recognized as the service is performed using a proportional performance model as contemplated under Topic 13 and FASB’s October 23, 1978 Invitation to Comment, Accounting for Certain Service Transactions.  TPI noted that the Staff found this method acceptable in a similar case, as described in a December 2003 speech by the SEC staff member D. Douglas Alkema to AICPA National Conference on Current SEC Developments.

As described in the aforementioned speech, TPI acknowledges that a proportional performance method should normally be based on an output measure.  However, management has not identified any reliable output measure that would be an appropriate standard method of progression with regard to the terms of TPI’s contracts.  Accordingly, TPI believes that the input measure of consultant labor hours worked represents a reasonable alternative because the pattern and timing of such labor hours reliably indicate the pattern and timing in which contract obligations are fulfilled.

The measure of proportional performance is calculated based on the ratio of labor hours incurred to estimated total labor hours. This percentage is multiplied by the contracted dollar amount of the project to determine the amount of revenue to recognize in an accounting period.  The contracted amount used in this calculation excludes the amount the client pays for reimbursable expenses.

There are situations where the number of hours to complete projects may exceed TPI’s original estimate. These increases can be as a result of an increase in project scope or unforeseen events that arise. On an on-going basis, TPI’s project team, along with risk management and accounting personnel review hours incurred and “estimated total labor hours to complete” and any revisions in these estimates are reflected in the period in which they become known.  We believe we have a demonstrated history of successfully estimating the total labor hours to complete a project.

TPI has expanded its revenue recognition policy in Note 2 to its consolidated financial statements and expanded its critical accounting policy disclosure to clarify its basis for recognizing revenue.

Stock Based Compensation, page F-25

55.       Please revise to clarify whether or not you applied the modified prospective transition method in adopting SFAS 123(R) including the provision to recognize compensation costs for the portion of awards for which the requisite service had not been rendered that were outstanding as of the effective date based on the grant-date fair value of those awards as calculated under the minimum value method for pro forma disclosures under SFAS 121 Refer to paragraph 74 of SFAS 123(R).  Please also clarify the vesting terms of your stock-based compensation awards.  In that regard, we note your disclosure on pages F-33 and F-34 that awards vest over periods ranging from one to four years and annually over a 5 year period.  Additionally, in light of the vesting provisions disclosed on pages F-33 and F-34, please explain to us why awards granted under your stock-based compensation plans are only fully vested and exercisable upon a liquidity event, and clarify your disclosure as appropriate.

TPI did not apply the modified prospective transition method, as the company was as a non-public company that applied the minimum-value method for measuring equity share options and similar instruments under FAS 123 for pro-forma purposes.  Accordingly, the company applied the prospective method as prescribed in FAS 123R, paragraph 83, as disclosed on page F-27.  Under the prospective method, the company continued to apply APB 25 and its interpretations for recognition purposes to awards granted prior to adoption of FAS 123R.

The vesting terms of TPI’s stock based compensation awards are both time-vested, based on vesting periods ranging from one to four years for the Management Share Units disclosed on pages F-34 through F-35 and over 5 years for the Profit Participation Shares disclosed on page F-35 and in substance subject to vesting subject to meeting a performance condition.  The performance condition is one of several liquidity events, as disclosed in Note 10 to TPI’s financial statements.  If one of the liquidity events is not met, the awards will essentially not have any value to the holders as the awards will not be exercisable.  Thus, in substance, the number of awards to which the holder is entitled is variable until the liquidity event is resolved. Prior to adopting FAS 123R, TPI accounted for these awards under APB 25, which for variable performance awards would require the provisions of FIN 28 to be applied. By analogy to FIN 38 paragraph 4, the company notes that the provisions of FIN 28 paragraph 2 are only applied if transactions (other than service) that trigger vesting are probable of occurrence.  As a result of a liquidity event that must occur before the awards are exercisable, TPI concluded that these awards were “variable performance awards” and that compensation expense should not be recorded until the performance condition was deemed probable (consistent with the probability notion in FIN 38).  Since the liquidity events, as disclosed in Note 10, are outside the control of TPI, the performance condition is not deemed probable and will not be considered probable until one of the events occurs.  TPI has clarified the disclosure in Note 10 to indicate that this is a performance condition that is not deemed probable as the condition is outside the control of the company.

56.       Please tell us why the awards granted under your stock-based employee compensation plans discussed in Note 10 on page F-32 do not have a measurement date as defined in SFAS 123(R).  In this regard, it appears that the equity share price and other pertinent factors that enter into measurement of the total recognized amount of compensation cost for the awards are fixed.  In addition, tell us in detail why your accounting complies with SFAS I23(R).  We are particularly interested in understanding how you determine the grant date, the service inception date and the requisite service period of the awards granted under your stock-based compensation plans and your basis for not recognizing stock-based compensation costs as a result the condition affecting exercisability.  In your response specifically address the provisions contained in paragraphs 39 - 49, A49 - A74 and A77 - A85 as applicable.

TPI has applied the provisions of APB 25 and related interpretations for awards granted prior to January 1, 2006 and has adopted the provisions of FAS 123R for awards granted on or after January 1, 2006.  In that regard, as discussed in our response to comment 55 above, these awards contain a performance condition that was not deemed probable (the liquidity events that triggers exercisability were outside the control of the company).  Under APB 25, TPI treated these as “variable performance awards” and concluded that a measurement date had not yet occurred.  For the awards granted during 2006 and accounted for under FAS 123R, TPI considered the grants to be subject to a both a service and a performance condition.  The performance condition is consistent with those described in the performance condition definition of FAS 123R (specifically, the reference to selling shares in an initial public offering, or other financing event and change in control provisions).  Accordingly, the awards did have a measurement date at the grant date; however, the resulting compensation expense was not recorded as the performance condition (the liquidity event) was not deemed probable.  TPI will clarify their disclosure on page F-34 to indicate that awards granted prior to January 1, 2006 were accounted for under APB 25 and will continue to be until the awards are modified, repurchased or cancelled, as noted in FAS 123R, paragraph 83, and that awards granted on or after January 1, 2006 are accounted for under FAS 123R and did have a measurement date.  TPI will also clarify the disclosure in Note 10 to indicate that these are “performance awards” and since they contain a performance condition that is not deemed probable as it is a liquidity event that is outside the control of the company that no compensation expense has been recorded.

Note 13.  Related-Party Transactions, page F-36

57.       Please disclose the nature of the related party relationships and a description of the revenue and expense transactions.  Refer to paragraph 2 of SFAS 57.

TPI’s related party transactions have primarily included arrangements where TPI has contracted (or been contracted by) Monitor Group, an advisory services firm that is affiliated with Monitor Clipper Partners and MCP-TPI Holdings, LLC. The contractual arrangements have been conducted as arms length transactions to provide advisory services to a third-party customer. Other related party transactions with employees or shareholders have been less significant. TPI has revised its footnote disclosure in Note 13 on page F-37 for the nature of these relationships accordingly.

Form 10-K Filed March 30, 2007 and Form 10-Q filed May 14, 2007

58.       Please address the comments above as applicable.

ISG’s subsequent filings under the Securities Exchange Act of 1934 will appropriately reflect the above responses to the Staff’s comment letter.

* * * * * * *

On behalf of ISG, we hereby acknowledge that (i) ISG is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) ISG may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please call Edward Chung, David Dwyer or Thomas Lamprecht at (212) 455-2000 if you wish to discuss ISG’s responses to the comment letter.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP